UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E Friess Drive

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  X . Form 20-F        . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      .  No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On January 7, 2016, the Board of Directors of the Company appointed Mr. Daniel A. Cistone (“Mr. Cistone”) as a member of the Board of Directors of the Company to serve a term of one year or until his successor is duly appointed. Mr. Cistone accepted such appointment.

The biography of Mr. Cistone is set forth below:

Mr. Cistone, 68, is currently the President of Daniel A. Cistone Consulting LLC and sits as a Director on several corporate and local boards Including Can-Do National Tape, Zenith Adhesive Components (Ireland), Upper Southampton Pension Advisory Board and the Catholic Foundation of Greater Philadelphia Development Committee. While his background is in finance his expertise includes acquisitions and startups both domestically and abroad as well as the management of those companies and their properties. Previously he spent 40 years with M&C Specialties Co. a global fabrication company as CFO and COO and was the Liaison Officer when it was acquired by Illinois Tool Works. Mr. Cistone is a founding director for Affinity Insurance Company, a Cayman based captive, and served on their Board for 15 years. HMr. Cistone received his BSBA in Accounting from Villanova University, Villanova, PA.

 Family Relationships

Mr. Cistone is not related to any officer or Director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2016	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer